PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-68287

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WREN CAPITAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26 RICO WAY
                                        (No. and Street)

SAN FRANCISCO   CA   94123
        (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

CELESTE MOYE   415-672-0559   CELESTECPA@COMCAST.NET
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CROPPER ACCOUNTANCY CORPORATION
                (Name – if individual, state last, first, and middle name)

2977 YGNACIO VALLEY RD., #460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

03/04/2009   3381
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __MARY PAENG_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __WREN CAPITAL LLC_____, as of _____12/31_____, 2 024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Please See Attached California Jurat

Signature: _____

Title: _____

CEO, PRESIDENT

Notary Public

Jessica Valentine, Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

CALIFORNIA JURAT GOVERNMENT CODE § 8202

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on

this 19th day of FEBRUARY, 2025, by
Date *Month* *Year*

(1) MARY PAENG

(and (2) ____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JESSICA VALENTINE
Notary Public - California
San Francisco County
Commission # 2375040
My Comm. Expires Sep 13, 2025

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: FEBRUARY 19, 2025 Number of Pages: 2

Signer(s) Other Than Named Above: N/A

WREN CAPITAL LLC

Statement of Financial Position

and Supplementary Information

Year Ended December 31, 2024

With Independent Auditors' Report Thereon

PUBLIC DOCUMENT



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Wren Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wren Capital, LLC. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Wren Capital, LLC. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Wren Capital, LLC's management. Our responsibility is to express an opinion on Wren Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wren Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Wren Capital, LLC's auditor since 2024.
Walnut Creek, California
February 18, 2025

WREN CAPITAL LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	18,064
Certificate of Deposit		31,240
Prepaid Expenses and Deposits		7,876
Total Assets	$	57,180

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	11,280
Due to Officer		6,877
Total Liabilities		18,157
Owner's Equity		
Paid-in Capital		20,124
Retained Earnings		18,899
Total Owner's Equity		39,023
Total Liabilities and Owner's Equity	$	57,180

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operation

Wren Capital LLC ("the Company"), is a California Limited Liability Company formed on July 20, 2009. The Company is a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) as of June 28, 2010, and is a member of the Financial Industry Regulatory Authority (FINRA).

(2) Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash
The Company considers all short-term, highly liquid investments, including certificates of deposit (CDs), purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. As of December 31, 2024 cash consisted of cash on deposit with banks denominated in U.S. dollars. At times the bank deposit account may exceed federally insured limits. At December 31, 2024 the bank deposits did not exceed the $250,000 federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk.

Certificates of Deposit
Certificates of deposit are recorded at cost plus accrued interest, which approximates fair value.

Revenue Recognition
The Company records its advisory fees as they are earned based on the services provided, or in the case of success fees, upon successful completion of the service or consummation of the related contract transaction Other fees are earned over time based on called investment funds under management by the customer. The Company fee is a percentage of the customer fee based on the Company percentage of invested assets under contract. These amounts are recorded as income in the month the fees are received because of the delay in information gathered and communicated to the Company from the clients. The Company has determined that there is an immaterial cash to accrual difference.

Fees Receivable
Fees Receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2024 was $1,050.

Income Taxes
On January 1, 2022, the Company, with the consent of its sole member, elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code and comparable California income tax law. As an S Corporation, the Company is generally not subject to Federal income taxes and the Company's net income or loss is reported on the individual tax return of the owner of the Company. California charges a minimum tax on the income or loss of the S Corporation and a state income tax provision of $76,569 has been reflected in the financial statements.

The Company determined that there are no uncertain tax positions that require financial statement recognition. The prior tax returns of the Company, as reported on the sole member's tax return, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2021, 2022, and 2023 Federal and California income tax returns are currently open for examination.

Allocation of Income and Losses
The Company is a single member LLC electing to be taxed as an S Corporation. The net income of the Company for the year is allocated to the sole member.

Fair Value Measurement

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes or modifies certain disclosures, and adds additional disclosures. The changes are meant to provide more relevant information regarding valuation techniques and inputs used to arrive at measures of fair value, uncertainty in the fair value measurements, and how changes in fair value measurements impact an entity's performance and cash flows. Certain disclosures in ASU 2018-13 will need to be applied on a retrospective basis and others on a prospective basis. The Company's accounting policies did not change materially as a result of applying the principles of fair value measurement from ASU 2018-13 and are largely consistent with existing guidance and content practices applied by the Company.

Segment Reporting

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023

Company management reviewed the ASU 2023-07 disclosure requirement and determined that no additional disclosures are required as the company has only one reportable segment.

(3) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company had defined net capital of $30,913 which was $25,913 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.59 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

(4) Significant Customers

One customer accounted for 100% of the gross revenues for the year ended December 31, 2024.

(5) Related Parties

As of December 31, 2024, the Company owed the Sole Member $6,877 in accrued expenses reimbursable. These funds were repaid after year end.

(6) Certificate of Deposit

At December 31, 2024 the Company held a Certificate of Deposit with a maturity date of August 27, 2025 and an interest rate of 4.91%. The Certificate earned interest of $1,240 during the year ended December 31, 2024.

(7) Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

(8) Commitments and Contingencies

The Company did not have any commitments or contingencies at December 31, 2024.

(9) Subsequent Events

The Company has evaluated subsequent events through the date of the Report of the Independent Registered Public Accounting Firm, the date which the financial statements were available to be issued, and noted no items requiring further disclosure.